Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website.

www.charterresourcecenter.com

NEW CHARTER IS BETTER FOR NEW YORK
Today, Charter Communications, Inc., Time Warner Cable Inc., and Advance/Newhouse Partnership (the parent company of Bright House Networks LLC) filed an application with the New York Public Services Commission seeking approval to merge under the common control of Charter.  New Charter will bring a better experience and service to approximately 23.9 million customers around the country, including more than 3.2 million customers in New York by providing the latest cloud-based technology, faster download speeds, no extra charges for heavy Internet usage, and no modem fees. The transaction will create thousands of American jobs by bringing customer service centers back from overseas and will make broadband more accessible to underserved populations throughout the country. Finally, New Charter has not and will not block or slow down Internet traffic or engage in paid prioritization.

New Charter in New York

•	Total Number of Customers: Approximately 3.2 Million

•	Total Number of Employees: Approximately 11,100

•	Total Number of Communities Served: Approximately 1,100

New Yorkers will benefit from Charter’s pro-consumer approach and broadband model:

New Charter is committed to full digitization of the Time Warner Cable systems in New York. While Charter is almost 100% digital today, TWC is not all of the way there. With very few exceptions, we will complete the full digitization of those systems in New York within 30 months-freeing up spectrum that will allow for faster broadband speeds and more high-definition channels and On-Demand offerings.

New Charter customers will be offered Charter’s new cloud-based guide. The new guide will offer intuitive search and discovery and will work on old and new set-top boxes, so consumers will get the benefits of the new guide without needing a technician to visit or to pay more for a new box.

New Charter customers will be offered Charter’s innovative set-top box. Charter's Worldbox CPE system represents an advance in set-top box development that will continue to enhance the customer experience with greater capabilities, such as additional simultaneous recordings and increased storage capacity for DVR users.

New Charter will invest significantly in both in-home and out-of-home WiFi. New Charter will increase competition in the mobile data market by deploying over 300,000 out-of-home WiFi access points across its footprint, including in New York. These additional access points will increase mobile data competition, enabling consumers in many areas to reduce their mobile data plans with their wireless carriers.

New Charter will invest in customer care. Recognizing the negative view that many Americans have of cable customer service, we are focused on improving New Charter’s customer service and will leverage the transaction to better our relationships with our customers across our footprint. Over the last three years, Charter has brought back jobs from overseas call centers and hired thousands of people to improve our customer care services. As part of our effort, New Charter will also return TWC call center jobs to the United States and will hire and train thousands of new employees for its customer service call centers and field technician operations, including in New York.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

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New Charter’s commitment to faster speeds at lower prices. Charter’s slowest broadband tier is 60 Mbps, which enhances the ability of several people in the same house to watch streaming high-definition video at the same time. Charter offers that speed for less money than Time Warner Cable’s comparable offerings, with straightforward, uniform pricing across its service area and without any data caps, usage-based pricing, modem fees, or early termination fees. We will offer this fast, minimum broadband speed (60 Mbps) to all TWC customers in New York regardless of location. And, while the New Charter offerings will entail a richer product at a better value, if current customers like their current service and prices, they will not need to change.

New Charter is committed to providing local news and information. New Charter will continue to air TWC news channels including the popular and highly regarded NY1.

New Charter will commit to community investment and corporate citizenship. New Charter will recognize the vital importance of promoting diversity and inclusion strongly rooted in the communities it serves. New Charter will build on each individual company's commitments to good corporate citizenship.

•	Low-income Broadband. New Charter will broaden access to broadband by offering a robust broadband program for low-income consumers.

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Diversity and Inclusion. New Charter will adopt Time Warner Cable's award-winning diversity and inclusion initiatives in hiring, purchasing, programming and community investment across the combined company, including in New York.

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Hiring. Continue Time Warner Cable’s partnerships with educational institutions and nonprofits, including Women in Cable Telecommunications (WICT), the National Association for Multi-Ethnicity in Communications (NAMIC), the Betsy Magness Leadership Institute and the veterans and disability community to recruit and retain a diverse workforce.

▪	Continue Time Warner Cable’s Employee Network Program (forty chapters across the current company’s footprint).

▪	Continue Time Warner Cable’s cross-cultural mentoring program, which provides employees significant opportunities to build skills, knowledge and achieve professional goals.

◦	Purchasing. Continued engagement in supplier diversity events, outreach to minority business organizations and free webinars to increase participation by diverse providers.

▪	Commitment to increasing engagement with minority, women, veteran and disabled-owned businesses to supply them with the high quality materials and programming their customers demand.

◦	Management. Regular updates from senior management team to CEO on progress of initiatives to ensure accountability for meeting diversity and inclusion goals.

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Community Service. New Charter will continue Charter’s commitment to rebuilding homes through Charter’s signature community service program, “Charter Our Community.” Charter Our Community is currently partnered with nonprofits across the United States to rehabilitate and rebuild 25,000 unsafe and unhealthy homes by 2020 in New York and across its footprint.

New Charter will expand the reach of its broadband network.

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We will build out one million line extensions of our networks into residential areas within our footprint beyond where we currently operate, including in New York. These new facilities will help provide high-speed service to rural and other underserved areas.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

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We will invest at least $2.5 billion in the build-out of networks into commercial areas within our footprint beyond where we currently operate, including in New York. This will create additional, much-needed competition in the commercial sector.

New Charter’s commitment to an open Internet. New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter and TWC today.

•	New Charter will not impose data caps or employ usage-based billing.

•	New Charter will continue to engage in reasonable and non-discriminatory interconnection and submit interconnection disputes to the FCC for resolutions on a case-by-case basis.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

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Statements of support

Reed Hastings, Chief Executive Officer of Netflix: “The key thing about the Charter deal is it’s all Internet companies that benefit - us, Hulu, Amazon, HBO Now - so that we can all compete for consumers’ affection. And that is the openness to everybody that’s the key thing.”

Heather Briccetti, President and CEO of The Business Council of New York State, Inc: “The Business Council believes that the proposed merger of Charter Communications Inc., Time Warner Cable Inc., and Advance/Newhouse Partnership will benefit the approximate 3.2 million consumers and many business enterprises across 1,100 communities in the State of New York. New Charter would offer New Yorkers better products at more affordable rates.”

Kathryn Wylde, President and CEO of the Partnership of New York City: “New Charter would also be an industry leader in broadband infrastructure investment. The merging companies understand that the latest fiber-optic technology is necessary for many businesses to function, but that our national infrastructure is well behind the times. New Charter would increase competition in the commercial space by investing at least $2.5 billion to upgrade and build out networks and would also construct one million residential line extensions.”

Chris Wiest, Vice President of Public Policy & Advocacy at the Rochester Business Alliance: “We believe that this combination offers attractive benefits to businesses and residential consumers, as well as creating much needed jobs for the region.”

Reverend Jacques de Graff, Founding Member of 100 Black Men of New York City: “New Charter would also commit to expanding Bright House Networks’ low income program. Through this initiative, low-income customers could access high-quality broadband at a discounted rate.”

George Antuna, Chairman of the Hispanic Leadership Alliance: “In addition to a low-income program and partnerships with minority businesses, New Charter would offer diverse programming. This would include the largest tier of Hispanic programming available, including El Rey, Fusion, Fuse, NBC Universo, and One World Sports. The reach of this programming, which is currently offered by Charter and reaches an audience of 6.5 million, would substantially grow with New Charter's expanded footprint.”

Peter Aust, President and CEO of the Adirondack Regional Chamber of Commerce: “The proposed merger of these companies would provide for a new entity (New Charter) who has committed to invest heavily in our region’s infrastructure.”

Carlo Scissura, President and CEO of the Brooklyn Chamber of Commerce: “A welcomed provision of this proposed merger is the ability to offer high-speed internet to consumers. The reality is that access to high-speed internet is no longer a luxury for most businesses -- it is a necessity. I believe New Charter would be well positioned to provide more local businesses with this essential tool.”

Ambassador Andrew Young, Co-Founder of Bounce TV: “Charter has long been a strong supporter of minority-owned networks like Bounce TV and we believe that these transactions are in the public interest and will be beneficial to Bounce TV viewers, African Americans and all ethnicities.”

Mark N. Eagan, Chief Executive Officer of the Capital Region Chamber: “New Charter would also invest heavily in our region's infrastructure. It has committed to building out one million line extensions of its networks into residential areas within its footprint beyond where it currently operates, including in New York. These new facilities would help provide high-speed service to rural and other underserved areas. New Charter would also invest at least $2.5 billion in the building-out of networks into commercial areas, creating additional, much needed competition in the commercial sector. We hope you will reflect on the benefits an advanced, consumer-oriented New Charter will bring to the Capital Region, and join us in supporting the merger.”

Nick Lugo, President and CEO of the New York City Hispanic Chamber of Commerce: “New Charter's diverse programming would also benefit many in the Hispanic community. New Charter would offer Charter's current range of diverse programming that provides the largest tier of Hispanic channels, including El Rey, Fusion, Fuse, NBC Universo, and One World Sports. We are impressed with New Charter's commitment to diversity and inclusion. We ask that you review the impact of these programs and support the merger.”

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

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Ted Potrikus, President and CEO of the Retail Council of New York State: “Access to broadband Internet allows retailers with a physical nexus in New York to expand their customer base beyond the confines of their specific locality, while also giving them the opportunity to directly compete with a growing number of Internet-based stores. New Charter recognizes these factors and has committed to invest $2.5 billion in commercial areas to create additional, much needed competition in the commercial sector. In addition, New Charter is dedicated to network neutrality and will not charge customers based on data usage - as a result, retailers will have high-quality Internet speeds without any restrictions.”

Linda Bara, President and CEO of the Staten Island Chamber of Commerce: “If approved, the new company New Charter will help to provide the advanced, consumer and business oriented broadband service that New York needs to stay competitive in the 21stCentury economy.”

TV One: “TV One enjoys a solid working relationship with Charter and its leadership team. Charter’s decision to carry TV One on its most widely subscribed tier demonstrates its commitment to offering diverse and independent programming.”

Robert Simpson, President of the CenterState Corporation for Economic Opportunity: “We look forward to engaging with Charter on improved and expanded capacity and services to our members and Charter’s new commercial customers. Network build outs in commercial areas will improve the business climate for existing and new business, as well as enhance the innovation ecosystem initiative we have been spearheading for several years. We respectfully urge you to approve the proposed merger for the reasons cited above, all to the benefit of the residents and businesses in the CenterState region.”

Thomas Grech, Executive Director of the Queens Chamber of Commerce: “As Executive Director of the Queens Chamber of Commerce, it is a privilege to represent our members and help to fulfill our mission to foster economic growth and prosperity for the borough. With the majority of our member’s small businesses, the internet continues to be a way for these establishments to grow, which is why we are supporting the proposed merger between Time Warner Cable and Charter Communications.”

Dottie Gallagher-Cohen, President and CEO of the Buffalo Niagara Partnership: “This merger is an exciting opportunity that will support efforts to maintain New York as the center of innovation. While the state has many important infrastructure needs, the continued development of robust and abundant broadband and wireless connectivity is paramount for the growth-sector economy.”

Important Information for Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.

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400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com